UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2005

Commission File Number: 000-50596

Linktone Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

5/F, Eastern Tower, 689 Beijing Dong Road, Shanghai, 200001, PRC
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Press Release Regarding Linktone Enters Into Strategic Agreement with 9Sky dated Oct 18, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linktone Ltd.

Date: Oct 18, 2005	By:	Colin Sung
	Name:	Colin Sung
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Linktone Enters into Strategic Agreement with 9Sky